UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62246/June 9, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13864

In the Matter of   :
                                                    :   ORDER MAKING FINDINGS AND
V-GPO, INC.,   :   REVOKING REGISTRATIONS BY
VERTIGO THEME PARKS, INC. (f/k/a   :   DEFAULT AS TO THREE
  SNAP2 CORP.),   :   RESPONDENTS
VIDEOLAN TECHNOLOGIES, INC., and   :
VOICENET, INC.   :

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 20, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by April 22, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The Commission accepted a settlement offer from Respondent Vertigo Theme Parks, Inc. (f/k/a Snap2 Corp.), on May 5, 2010. The time for filing Answers has expired and no Answers have been received from the other three Respondents.

      On May 6, 2010, I required the three non-answering Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the May 6, 2010, Order has expired and no replies have been received. Accordingly, these three Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

      V-GPO, Inc. (V-GPO) (CIK No. 831297), is a dissolved Florida corporation located in Sarasota, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). V-GPO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $1.8 million for the prior nine months. As of April 14, 2010, the company's stock (symbol VGPO) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Videolan Technologies, Inc. (Videolan) (CIK No. 946345), is a forfeited Delaware corporation located in Louisville, Kentucky, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Videolan is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $4.87 million for the prior nine months. On January 5, 1998, the company announced that it had ceased operations. On February 17, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on May 5, 1998. As of April 14, 2010, the company's stock (symbol VLNT) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Voicenet, Inc. (Voicenet) (CIK No. 1023745), is a void Delaware corporation located in Fair Haven, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Voicenet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1.84 million for the prior nine months. As of April 14, 2010, the company's stock (symbol VCNE) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these three Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT the registrations of each class of the registered securities of V-GPO, Inc., Videolan Technologies, Inc., and Voicenet, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

_____
James T. Kelly
Administrative Law Judge